Filed by The PNC Financial Services Group, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                             Subject Company: Mercantile Bankshares Corporation
                                                     Commission File No. 0-5127


         The following is the transcript from an investor presentation that took place on October 9, 2006, in connection with the proposed acquisition by The PNC Financial Services Group, Inc., a Pennsylvania corporation ("PNC") of Mercantile Bankshares Corporation, a Maryland corporation. The press release and accompanying slides referred to in the following transcript were previously filed on October 10, 2006 by PNC pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Bill Callihan:        Thank you and good morning. Welcome to today's conference
                      call for The PNC Financial Services Group. Participating in this call will be PNC's Chairman and Chief Executive
                      Officer, Jim Rohr, and Mercantile's Chairman, President and CEO, Ned Kelly, and Rick Johnson, PNC's Chief
                      Financial Officer.

                      If you move to Page 2 of our slide deck, as a reminder, the following statements contain forward-looking information. Actual results and future events could differ, possibly materially, due to a variety of factors including those described in this call, today's press release and slides and in our most recent Form 10-K and 10-Q and other SEC reports.

                      These statements speak only as of October 9, 2006 and PNC undertakes no obligation to update them.

                      The following comments also include a discussion of non-GAAP financial measures, which to the extent not so qualified in the comments or in the slides is qualified by the GAAP reconciliation information included in our release, presentation, Form 10-K and 10-Q and other documents available on the PNC web site.

                      Please note that the slide presentation accompanies our remarks today, and you can find that presentation along with today's release on our web site. I'd now like to turn the call over to Jim Rohr.

Jim Rohr:             Thank you very much, Bill, and good morning everyone.
                      This is a very exciting day for us today at PNC, as we're announcing this definitive agreement to acquire Mercantile
                      Bankshares.

                      Mercantile is a storied franchise in the region. It's really done an outstanding job in growing very profitably, very well situated and a remarkably good fit for PNC - geographically as well as culturally with regard to how they take care of their customers.

                      As a merger partner, clearly, Mercantile is highly sought after. The more Ned and I talked about this merger, the more I knew that PNC and Mercantile were a perfect fit. Our philosophies on clients and risk are almost identical.

                      The way we go to market by empowering frontline managers tells me that we are a winning combination. Mercantile offers a quality set of products and services in commercial banking, consumer banking and wealth management through a relationship model that has produced strong results.

                      And we've identified several areas where we can actually expand these offerings with PNC products and technology. Best of all, the transaction will further PNC's expansion in the affluent and growing New Jersey-Washington D.C. corridor.

                      It will give us hundreds of new branches in Maryland, Washington, Virginia and Delaware. We'll be the second largest bank by deposit market share in

                      Maryland and Delaware. And as a result of this transaction, our growth will accelerate in Virginia and the District.

                      The transaction clearly meets many of our strategic objectives, and the financial criteria that I've discussed with you in the past. We expect it to be accretive in 2008. And we expect a 15% internal rate of return using conservative assumptions.

                      In moving to the next slide, let me show you why I'm so enthusiastic about this opportunity. I've already mentioned Mercantile's approach to the business. It's a perfect fit for PNC.

                      And on the banking side, Mercantile has a strong balance sheet. It has assets of about $17 billion and its loans of about $12 billion are invested primarily in their clients around the region.

                      On the risk side, we also have a similar culture. And it's about having a strong understanding of your client's needs and how to best meet those needs. In terms of asset quality, their nonperforming loans are very, very low. And they've actually had net recoveries for the first half of 2006.

                      So the credit risk side we're very pleased with. On the interest rate risk side, they've got a balance sheet that's even more neutral than ours. Frankly, this is a real positive.

                      Nearly 1/4 of Mercantile's $12 billion in deposits are in more valuable commercial, noninterest bearing deposits, giving Mercantile a proportion of this low-cost funding source that's higher than PNC's, which is already the highest in our peer group.

                      Additionally, Mercantile has an excellent wealth management business, with $21 billion in assets under management and $47 billion in assets under administration.

                      The combination will give PNC's private banking operation more than $70 billion in assets under management, and $132 billion in assets under administration, clearly making us one of the top bank wealth managers in the country.

                      I'd like to return to capital. Mercantile has also a strong capital position with a 9.85% tangible capital ratio. And they've generated impressive results. The bank's five year compounded annual growth rate for both revenue and net income is 11%.

                      Now as we turn to the map, I think it's fairly self evident that the combination of Mercantile and PNC will be a mid-Atlantic powerhouse. As you see on Slide 5, Mercantile's footprint fits well into PNC's footprint.

                      And with their 240 branches, PNC will have market coverage of the wealthy East Coast corridor from the Hudson River to the Potomac. In fact, 69% of our branches will be east of the Appalachians.

                      And as I said, we'll be the second largest bank in Maryland and Delaware by deposit share, and this accelerates our expansion in Virginia and the District. Also, Mercantile will give us a presence in Howard County, Maryland, one of the ten most affluent by median household income in the United States.

                      The transaction also allows us to expand into the Baltimore-Annapolis metro area for the first time, along with some of Washington's most elite suburbs.

                      You probably know that Maryland has some of the highest R&D spending in the country. That helps make it one of the best places in the country for entrepreneurs and technology. And these opportunities are a great fit for our Corporate Bank's treasury management and capital markets businesses.

                      Combined with the increased government spending we see in the Washington area, these facts should continue to translate to growth and greater affluence.

                      Moving to Slide 6, as you know, our strategy has been focused on investing in wealthier, faster growing markets and this transaction will accelerate that strategy.

                      When you compare household income in the PNC and Mercantile footprints, Mercantile's households average much higher income. More importantly for our future, projected household income growth in Mercantile's footprint is about the same as PNC's, but it's starting off of a much higher base. And also, the projected population growth for Mercantile's footprint is significantly higher.

                      We believe this translates into opportunity for revenue growth, and in earlier mergers we successfully captured that opportunity.

                      As an example, we've been developing a new model for the emerging affluent clients, and we're assigning relationship managers to these clients in our branches in an attempt to provide the desired service, and increase the revenue we derive from this segment.

                      Early results have been very positive. And I think this will be a nice addition to the service offerings in this footprint.

                      Let me tell you about the model that we've built to take advantage of these opportunities. It focuses on acquisition, growth and retention of checking relationships. We believe it's the keystone product, and we leverage checking accounts and customer service to take a greater share of the payments business.

                      We've seen 27% growth in small business debit card, and 21% in consumer debit card. And we've also seen online bill payment skyrocket.

                      What gives us the confidence that we could achieve this with Mercantile's customers and prospects? Well, we recently did it with Riggs in Washington, D.C. The Riggs integration is widely hailed as a success.

                      In fact, if you consider our acquisition of UnitedTrust and others, along with the One PNC initiative, you know that PNC has a history of delivering on its promises.

                      Customer checking accounts, average deposits, average home equity loans all increased in the double digits in D.C. Small business checking relationships and average deposit growth in the former Riggs footprint were even more impressive, up 29% and 22%, respectively.

                      Off a small base, we've built Washington area average small business loans over 200%. So, we've clearly differentiated ourselves by launching innovative programs and customer friendly practices.

                      And they've included extended hours, free ATMs for our customers. We've remodeled a number of branches, and in fact, a recent mystery shopper research report comparing Washington, D.C. area branches noted PNC's unique layout and the quality of merchandising.

                      Moving to Slide 9. To achieve the benefits for our shareholders, customers, employees and communities, we have to execute the integration well.

                      I've asked a PNC executive, Joe Rockey, to help us with the job. He's a highly experienced manager who had day to day responsibility for the integration of Riggs and UnitedTrust, and he is adept at putting these companies together.

                      Joe will rely on many other experienced PNC employees as well as Mercantile's Chief Administrative Officer and Deputy Counsel, Michael Paese. As they have before, they will ease the transition for our customers, and the priority will be on minimizing disruption by preserving frontline employees.

                      We expect minimum branch consolidation. Frankly, some of their locations were in areas where we had already been targeting for expansion. And this will help us avoid those investments.

                      And I'm looking forward to adding Ned and many of his fine team to PNC. Ned will be appointed a Vice Chairman of PNC at the closing.

                      And one of the strengths of this great company is its relationship with its clients. We have an intensive action plan focused on the transition. This will be focused around autonomy in Baltimore with a regional president.

                      And also a decision making that is resident in the marketplaces across the entire footprint as is traditional for PNC as well as Mercantile.

                      The integration also carries potential cost savings. Even better, it offers potential revenue growth that we have not included in our projections. We will be able to apply our Merchant Services to Mercantile's large base of small business clients.

                      We offer state-of-the-art online banking and point-of-sale technology. We can help simplify payroll and purchasing for them, too. Mercantile's corporate customers will benefit from the technology resident in PNC treasury management, capital markets and corporate services.

                      We also have those capabilities from P-cards to M&A with Harris Williams as well.

                      Hopefully, I would expect that our ongoing relationship with BlackRock will provide Mercantile's - and that hopefully it will. PNC's ongoing relationship with BlackRock will provide Mercantile's wealth management clients access to more products, and they'll benefit from the greater scale.

                      Turning to Slide 11, we'll just go through the summary. Here are the basics of the transaction. We value Mercantile at $6 billion, or $47.24 per share, based on PNC's closing price on October 6.

                      The consideration is to consist of approximately $2.1 billion in cash and 52.5 million shares of PNC common stock. And we'll add two directors from Mercantile to the PNC board.

                      We expect the transaction to close in the first quarter of '07 pending Mercantile shareholder and regulatory approval.

                      And lastly, I want you to know, and very importantly, how deeply we are committed to this region. In every single acquisition that PNC has been involved in, we have contributed more money to the resident community than the resident company did before.

                      In order to make sure that the people understand that, in this case we're committing $25 million to a charitable foundation in Baltimore.

                      Now, I'll ask Ned to tell you how their customers, communities and employees will benefit from this transaction. Ned?

Ned Kelly:            Thank you very much, Jim. I'm delighted to be here this
                      morning. As Jim has gone through the rationale for this deal, I will be very brief.

                      I think from our shareholder standpoint it is a compelling transaction, not only frankly, in terms of the price, but also in terms of the currency we're receiving.

                      We, and my board in particular, have been impressed with the momentum that PNC has developed over the past several years under Jim's leadership, and of course we were particularly impressed with the diversity of the revenue streams.

                      Secondly, customer standpoint. We firmly believe, as Jim has suggested, that PNC does business like Mercantile. They have a similar philosophy and focus. They are very customer oriented, which is how we've made a living for many, many years.

                      PNC joining forces with us allows us to increase the breadth and depth of the consumer and commercial product offerings. In particular, I believe that PNC has a very strong retail platform which has been in development for some time, which should allow us to make a leap forward in terms of what it is that we've been trying to do.

                      And in many respects, not most importantly, but certainly a critical factor is that PNC has very robust technology which should lead to even better service for our clients.

                      And it's an area in which we've been focused. And the fact is that this is a circumstance in which the benefits of scale are clear.

                      Our employees, I believe, will have enormous opportunity going forward. As Jim has pointed out, there's relatively limited overlap between us. Our employees are going to have huge opportunities to grow with the firm as a whole.

                      And in particular, these are two firms that fit together extremely well, that I think both Jim and I believe should be able to grow together.

                      And then finally, because it's always been a hallmark of Mercantile, PNC has reflected, as I've gone through the materials, over time an extraordinary commitment to the communities it serves.

                      Their commitment to set up a $25 million foundation or, in fact, to increase the size of ours in Baltimore is reflective of that. And I know that there are many other areas in which PNC's philanthropy is reflected throughout their footprint.

                      From my standpoint, and I believe from the board's, this is a transaction where all the stars aligned in terms of all the constituencies that we think about, from shareholders to customers to employees to the community. And we were thrilled to be able to enter into it.

Jim Rohr:             Thank you very much, Ned. Let me turn it over at this
                      point to have Rick Johnson review the financial aspect.

Rick Johnson:         Thank you, Jim and thank you, Ned, and good morning
                      everyone. Let's start by answering the $6 billion question. Is this the best use of our capital? And I believe the answer is yes.

                      A 15% return on investment will create a great deal of long-term value for our shareholders. If you look at the chart, you will see that a 28% market premium on Mercantile is a fair price and just above the median.

                      And I should point out that this price represents an 18% premium to Mercantile's $40 price a few months ago. P/E, price to book and price to tangible book value are all in the ballpark.

                      If you look at other recent bank deals, you'll see that the 40% deposit premium on Mercantile is just above the median and slightly above the Wachovia, and below the SunTrust transactions.

                      This pricing reflects the higher proportion of commercial noninterest bearing deposits, inherent growth in this attractive market, and the disproportionately high level of assets under management.

                      I specifically pulled out these transactions - the Wachovia, the SunTrust deals - because I believe they best reflect pricing in great markets where there's a scarcity of investment opportunity.

                      But now let's take a look at the next slide, and what this deal does to us from a financial perspective. As you'll see, we've used more conservative assumptions than in previous deals because this deal is different.

                      First, as a starting point, we use the IBES estimated EPS for PNC and Mercantile. Second, we estimated cost savings of a little bit over $100 million, or approximately 25% of Mercantile's expense base.

                      Roughly half of this is personnel-related and almost entirely in non-customer facing positions. The remainder of the cost save is reduced spending for software, professional services and other outside services.

                      Third, we believe there will be synergies on the PNC side. They arise from cost avoidance on new branches in the Washington area of $12 million, and $15 million in benefits from repositioning Mercantile's investment portfolio.

                      Fourth, we expect one time costs to be around $141 million after tax, which as you would expect, primarily in personnel, occupancy and other similar costs. And we have targeted a PNC tangible capital ratio of 5.5%.

                      At the bottom of the slide, you see the EPS impact this transaction could have on PNC, assuming IBES estimates. Based on those assumptions, we expect the transaction to be accretive on a GAAP basis in 2008. And on a cash basis without one time items, the deal will be accretive in 2007.

                      In addition to these points, our two companies have many complementary strengths which should lead to further growth. In addition to Jim's comments earlier, the combination will increase, on a pro forma basis, the loan-to-deposit ratio to 82%.

                      And the net interest margin will be enhanced by 23 basis points. We will retain our high percentage of attractive fee-based income, our efficiency improves, and it will diversify our loan book.

                      And most of all, asset quality and asset flexibility improve. This company is a great fit with our strategic priorities.

                      If you turn to the next slide, let's take a look at this from an investment perspective. Our criteria has always been to look for investments that exceed 12% return, which is our cost of capital at approximately 10% plus an execution risk premium.

                      The 15% internal rate of return from this transaction easily meets that criteria. Let me explain. First, we've assumed Mercantile's future cash flows grow at only 9%.

                      And second, we put a sensible 14 terminal multiple on the fifth year cash flow. Compare this to the potential investment we could have made in a stock buyback, which is essentially our cost of capital.

                      It's easy to demonstrate that this acquisition offers superior returns to shareholders, given our demonstrated ability to integrate and execute on acquisitions.

                      We are very excited about the value creation opportunities this offers our shareholders. And with that, I'll hand it back to Jim.

Jim Rohr:             Thank you very much, Rick. Anyone who knows the Mercantile
                      Bank has seen an outstanding franchise grow. And actually, I think under Ned's tutelage, doubled in size over a recent period of years.

                      That he and his team have been able to put together really a terrific franchise in the state of Maryland and Virginia and around.

                      And the idea that this is an attractive acquisition, I think is not lost on anyone. When we think about how the fit comes together with PNC, we're extraordinarily excited about this transaction, the geographic fit, the cultural fit, with regard to the relationship management and products.

                      The ability to leverage some of the technology that PNC has built really, I think, gives us a terrific opportunity in one of the most remarkably prosperous regions in the country.

                      I mean, this combination creates a mid-Atlantic powerhouse banking franchise with high market share in some of the most attractive markets in the entire country. And it does everything we want it to do. It's geography, it's a first class team of people, a perfect fit with superior returns.

                      Then that team of people has done a wonderful job managing credit risk and interest rate risk in a way that differentiates them in any peer group you put them on.

                      With Mercantile, we really see not only the cost save opportunity that we have for eliminating some of the branches we have to build, but also a real path to enhance revenue growth, we'll leverage the technology, and the relationship really to continue to invest and become a top competitor in that marketplace.

                      So with that, we're very, very excited as you can tell. It's a terrific opportunity for all of us. And we'll be happy to turn it over to the operator for questions. Operator?

Operator:             At this time, if you would like to ask a question, press
                      star, then the number 1, on your telephone keypad.

                      Your first question comes from Gary Townsend.

Gary Townsend:        Good morning Jim and Ned, congratulations on your deal.

Jim Rohr:             Good morning, Gary.

Ned Kelly:            Hi, Gary.

Gary Townsend:        Ned, I wanted - we remarked in our brief after the second
                      quarter earnings conference call that it sounded to us like you were being so cautious with respect to the banking environment and its difficulties.

                      It almost sounded like you were waving your arms and trying to attract attention. Was it - what was particularly motivating the timing?

Ned Kelly:            There wasn't any particular motivation of the timing,
                      Gary. The fact is, that as you well know, we grew our earnings last year roughly 20%.

                      You know, the fact is that I was very clear at the beginning of this year that it would be tough, principally because of the year over year comparison, and the fact that the environment has gotten more difficult.

                      I think you also recall that once you wrote that, we had a conference call where I suggested that you shouldn't read too much into it because as near as I can tell, reading people's quarterly earnings reports, we certainly weren't alone with respect to the difficulty in the environment.

                      Having said that, as you know, we've always been clear and I believe our board has, that we make investment decisions every day, and we try to think actively about what it is that we should do.

                      Fortunately, there was a confluence of circumstances including, as you know, the investment that PNC had made in BlackRock and their ability to monetize that, which put Jim in a position to pursue, obviously, what he regarded as a strategic acquisition in the mid-Atlantic.

                      And from my standpoint, looking out at what it might take to take Mercantile to the next level versus what it is that we were able to get in connection with this transaction, and given what it does for our communities and employees and obviously, our shareholders and customers, we believe that it was the sensible thing to do.

                      I think we did it from a position of strength, which is the always the way to do it. And fortunately, Jim and PNC seemed to recognize the value that we believe was inherent in the franchise.

Gary Townsend:        Well again, congratulations. Perhaps Richard could ask or
                      answer this question. How quickly can you move the combined companies down to 5.5% tangible equity level?

Rick Johnson:         At the deal closing, we're going to get to about 5.7%. So
                      I think by the end of - probably by the end of '07 we'll be down to the 5.5%. And as you know, this will close sometime in the first quarter, and should be fully integrated during the course of 2007.

Gary Townsend:        Any difficulty in merging - Mercantile has 12 or 14
                      affiliates, any particular difficulty dealing with that issue or not?

Rick Johnson:         Well, the affiliates will be something obviously we'll
                      have to merge into the banks. But I think the real question is, where is the technology and operations? And they've done a good job of centralizing that, so that helps it to be a little bit easier.

Gary Townsend:        Yes, they have. Thanks very much.

Bill Callihan:        Next question, please.

Operator:             Your next question comes from Meredith Whitney.

Jim Rohr:             Hello, Meredith.

Meredith Whitney:     Hello, good morning. I just wanted some clarification in
                      terms of I appreciate the franchise that you guys are acquiring. But the one thing that I'm just a little bit confused with is you guys are increasing your composition of spread lending.

                      But given the capital, tangible capital ratio you'll be at, you still look like you're not going to be maximizing your ability to generate net interest income because of your relatively low loan to deposit mix.

                      I guess this is a follow on to Gary's question in terms of, what type of flexibility do you see in terms of building loans that you can really maximize your capital utilization rate?

Jim Rohr:             The asset side of the balance sheet, as you know, we
                      have a tremendous amount of flexibility. And actually, Mercantile, although it diversifies our loan mix, we'll still have a tremendous amount of flexibility on the asset side.

                      And I think one of the questions for all of us, and I think Ned pointed it out when he talked about the flat yield curve, and some of the competitive environment on the loan side, where you're just not getting paid for it.

                      Now would not be the time, I don't think, to leverage the balance sheet up and take a lot of risk and minimize the returns.

                      So, we do have a lot of flexibility and I think we'll be able to take advantage of that at the appropriate time.

Meredith Whitney:     Okay, thank you.

Bill Callihan:        Next question, please.

Operator:             Your next question comes from Mike Mayo.

Jim Rohr:             Morning, Mike.

Rob Rutschow:         Hi, it's actually Rob Rutschow.

Jim Rohr:             Hi, Rob.

Rob Rutschow:         Hi. Could you tell us the charter system, it sounds like
                      you're going to be consolidating those. How do you prevent deposit runoff there?

Jim Rohr:             The most important thing you do is take care of the
                      customer. I'm not sure that any of the charters serve the customer - the people and the employees that serve the customer and the locations. And the important thing for us to do is to make sure that we not only maintain customer service, but hopefully, we'll enhance it. Ned?

Ned Kelly:            Rob, my own sense of that is that obviously we have had an affiliate structure over time that has served us well. As you probably know, we have, in fact, consolidated some over the past few years.

                      And as somebody pointed out earlier, the systems and back office are centralized. I think whatever risk is associated with consolidating the affiliates further will be more than compensated by the fact that PNC, as I said, has a more robust retail offering. Better technology should make doing business with us easier.

                      And my strong suspicion over time is that you're going to find more loyal and more customers based on what PNC brings to the table.

Rob Rutschow:         Okay. And I guess, could you comment on - Ned, could you
                      comment on the asset management business and the hedge fund gains that you typically take, and what the outlook is there going forward?

                      And maybe, Jim, you can comment on that as well, since it seems like you're combining maybe sort of a sub-optimal asset management at Mercantile with PNC Advisors, which has also had some issues in the past.

Ned Kelly:            Well, you can argue...my own view is that you could
                      argue that almost any asset management business at any given point in time is sub-optimal. The fact is that it is a very difficult environment, as you know, just from the standpoint of fractured competition.

                      And it's very difficult, obviously, to generate market share. I think, over time, we've actually done a pretty good job in terms of stabilizing the business at Mercantile.

                      My own view for what it's worth is that the two firms together actually get to a scale where the investments that we have to make in people and client service are going to be easier than they are on a stand alone basis.

                      And I know my people and my view of it is that they're going to be very excited about the capacity to work together with our colleagues at PNC Advisors, and put together a franchise in the mid-Atlantic in particular, which is going to have a fair amount of force.

                      With respect to the hedge fund investment, the fact is we have a separate line item, as you know, in our financials that covers non-marketable investments.

                      We have three hedge fund of funds. The fact is they have performed extraordinarily well for us, as has been published. One of those hedge fund of funds had a small investment reflecting our principal investment in Amaranth.

                      My recollection is that our loss in that connection was about a million dollars in connection with Amaranth.

                      The fact is that those hedge fund of funds, as I said, have served us pretty well. The aggregate investment is about $65 million. It is not, frankly, a very big deal in the grand scheme of things.

Jim Rohr:             I can't say much more. I mean, Ned and I talked about the
                      opportunity for wealth management private banking.
                      And in the region, I think together we're a much stronger firm than we are individually.

Rob Rutschow:         Okay. And the hedge fund gains are included in the 15%
                      IRR?

Rick Johnson:         Yes.

Rob Rutschow:         Okay, thanks a lot.

Bill Callihan:        Next question, please.

Operator:             Your next question comes from John Balkind.

Jim Rohr:             Morning, John.

John Balkind:         Morning everyone, quick question on capital. I think you
                      guys mentioned that you're going to close at about 5.7%.
                      But I'm also making the assumption, I could be wrong, that the current consensus '07 that you all are using includes a fair amount of buybacks.

                      Talk a little bit about what you plan to do with the buyback into the close and going forward in '07 versus how you're going to fund the transaction.

Rick Johnson:         I'd be happy to. A lot of the guidance we provided you in
                      the past has been that we were going to take our tangible common ratio to about 5.5% to 5.25% over a two year period.

                      And many of you, obviously, took that into consideration in the share buyback in the estimates that are out there. I would say that in total, you've probably had about a 5% buyback of shares over a two year period.

                      Obviously, with this transaction, we'll get close to that 5.5% quickly. And so therefore, there will be less opportunity for share buyback around that, although we will continue to buy back amounts that are reasonable to maintain the tangible common equity ratio of 5.5%.

John Balkind:         Okay, so at no point will you go below that 5.5%, or might you dip below as you go into the deal close and then just wait around a bit and regenerate the capital?

Rick Johnson:         We might go below that at some point. I think right now,
                      we think 5.5% is where we'll get to with this deal. What we've given you here is just how much we'll get from this deal.

                      We're not trying to tell you what our ultimate capital strategy is, just to give you a pro forma of what it would look like at 5.5%. The other thing to keep in mind is, even at 5.5% we've got $3 billion of value off our balance sheet related to the BlackRock investment, which has not been recognized.

John Balkind:         Great, thanks.

Bill Callihan:        Next question?

Operator:             Your next question comes from Nancy Bush.

Jim Rohr:             Hello, Nancy, how are you?

Nancy Bush:           I'm fine guys, how are you doing?

Jim Rohr:             Great.

Nancy Bush:           Just a couple of questions here. Rick, you alluded to the
                      fact that some of the synergies, or some of the numbers, are coming from the fact that PNC will not have to be doing as many de novos in the region. Could you elaborate on that a bit, please?

Rick Johnson:         Yes, happy to. If you recall, when we announced the Riggs
                      transaction, we talked about a lot of branch build out in the suburbs in the D.C. marketplace.

                      And what we basically found out here is we looked at where the branches were in the Mercantile organization versus some of the areas that we wanted to build out, we realized that we could avoid cost simply by not going forward because they had excellent locations.

                      Roughly eight to ten branches representing about a - cost avoidance of about $12 million.

Nancy Bush:           Okay, and if you could just elaborate a bit further. I
                      think Ned mentioned the hedge fund specifically, but could you just mention how the asset management businesses will be integrated, sort of what the timeline will be?

                      I realize this is always a bit of a touchy or tricky issue when you're putting two companies together like this.

Jim Rohr:             You're exactly right, Nancy. I mean, what we're trying to
                      do is finish today. And then we've got six months to figure out, probably five or six months to figure out how we're going to do that.

                      Ned has an excellent team of people who have really done a wonderful job in the last couple of years in the wealth management group. And frankly, PNC Advisors in the last 18 months has performed very well itself.

                      So, I think we're kind of enthusiastic about figuring out, but I think both of us in a way got it right. And what we want to do is figure out how to make three out of two. So, to be honest about it, I couldn't really tell you how we're going to figure it out in the next few months.

                      But I'm looking forward to working with Ned's people to make sure we get it right.

Ned Kelly:            Nancy, I'm reasonably persuaded that this really is one of those cases where putting the two of them together, in fact, does add up to three. And we're looking forward to it.

                      I don't know that, frankly, that there is much destructive overlap. I think the fact is that these two franchises, if you will, in investment wealth management should genuinely be additive.

                      We're obviously going to work through it carefully to ensure that we all keep the people that we believe we should keep going forward. And I think we'll be in a position to add the people that we need beyond that.

Nancy Bush:           Okay, just one final question. Rick, you mentioned that
                      there would be, I guess, a balance sheet or a bond portfolio restructuring on the Mercantile side, will this occur concurrent with closing, or how will this be done?

Rick Johnson:         Yes, it would occur with closing. Basically, as you take
                      the mark on the portfolio, sell the securities and repurchase new ones at a higher yield.

Nancy Bush:           Okay, thank you.

Rick Johnson:         Not a lot of execution risk on that.

Bill Callihan:        Next question, please?

Operator:             Your next question comes from Jason Goldberg.

Jim Rohr:             Hi Jason, how are you?

Jason Goldberg:       Good, thank you. I guess just a follow up to, I guess, a
                      comment you made with respect to looking at consensus estimates that you use, I guess for '07-'08.

                      You're suggesting we should back out 5% stock buyback when kind of looking at accretion dilution for this?

Rick Johnson:         Yes, baked into the PNC '07 and '08 IBES estimates was
                      about a 5% stock buyback, from what we could see. Although as you know, information is kind of difficult to tell exactly, what all of you have implied in there in terms of share repurchase.

Jason Goldberg:       So I guess that dilution could be, in theory at least, a
                      bit greater than advertised.

Rick Johnson:         No, because we actually took the IBES estimates and did
                      all the calculations related to the transaction off that number, which makes it accretive.

Jim Rohr:             Right.

Jason Goldberg:       Okay, then secondly, on Page 23 in the appendix you have
                      Mercantile projected net income. And it looks like you're showing 29% growth between 2008 and 2007.

Bill Callihan:        That was the number from IBES.

Rick Johnson:         29%?  Do you want to clarify there, Jason?  Did you say
                      29%?

Jason Goldberg:       Well, three, six, 279 to 360.  On the second line.

Bill Callihan:        Yes, those were just right out of the IBES database. So,
                      that was the assumption that was there.

Jason Goldberg:       Seems like a lot of growth.  For a bank.

Rick Johnson:         It certainly does, Jason. Let's go back and take a look.

Bill Callihan:        Okay, next question?

Operator:             Your next question comes from Ed [Najarian].

Ed Najarian:          Yes, good morning guys, it's Ed Najarian.

Jim Rohr:             Morning Ed, how are you?

Ed Najarian:          Good, how are you all?

Jim Rohr:             Just great.

Ed Najarian:          Two quick questions. First question I guess is for Ned,
                      could you give us some kind of an indication as to what extent there were other initial bidders on this transaction, or to what extent it was opened up to an initial bid process?

Ned Kelly:            It was not. In other words, I think one thing that's
                      important to understand is there was no process. As you might well imagine, given where we are in the quality of the franchise, I've had numerous approaches over the years, none of which have been nearly so compelling as this one.

                      The fact is that Jim and I have talked a fair amount over the years, never specifically about this. But I think Jim has always been interested in what it is that we might do.

                      I think it's fair to say we got together for the first time just a couple of weeks ago. As I said, the sun, the moon and the stars aligned. And Jim was in a position I think, to do something that he might have had in mind for a while, but was now better positioned to do it. But we did not, and I just want to underscore that, we did not run a process.

Ed Najarian:          Okay, so in sort of, last month or whatever recent
                      timeframe kind of you want to put around the structure of this deal, it was - you did not really negotiate with other potential bidders?

Ned Kelly:            I have been aware, obviously, of other bidders' interest.
                      And, obviously, there's no rocket science associated with this. You have a sense of what it is that people might be able and willing to pay.

                      The fact is we believe that the fit with PNC is an extraordinarily good one. Moreover, we believe their currency is a good one. And we believe secondarily that it's the best deal for our employees, customers and the communities we serve.

                      And I think from the board's standpoint, as we think about it theoretically at least, there is no other deal that is close.

Ed Najarian:          Okay, thanks. And then second question, I guess, is for
                      Rick. Could you give us a little more insight as to how you came up with a hundred million in expense saves?

Rick Johnson:         Yes, I'd be happy to. The first thing we did was to take a look at where we had overlaps on a lot of the non-client facing activities. And in going through that exercise, we determined that about 50% of the total cost saves would be people-related.

                      And then we went through all the other payments that the company made for professional services. We took a look at some of the software, where there would be overlap in software, we'd write the software off.

                      We looked at occupancy where there's duplicate facilities and so on, so we went through an exercise there to actually determine.

                      The other thing too that we looked at is we've had some great success with One PNC in terms of how we manage our cost base, as has Mercantile. And we think there are some opportunities there as well to find some further savings.

Jim Rohr:             Another thing, I think it's worthwhile to reiterate is
                      that we did not put, other than the bond portfolio, we did not put revenue opportunities that have been identified. You never give us any credit for them, anyway.

                      On both sides, I would tell you, during the due diligence process, I think the teams were very excited about revenue opportunities in the future of this company.

                      So, it was really a very eye opening and worthwhile due diligence process. As you can imagine, we didn't have to spend a lot of time looking at bad credit or a lot of interest rate risk.

                      So, we had the benefit of really talking about what kind of opportunities there might be.

Ed Najarian:          Okay, thanks. And then just one final question, and I
                      guess this is for Rick as well. Rick, can you give us any kind of a sense as to what you guys believe, as you measure it, what the internal rate of return of repurchasing PNC stock, excuse me, would be, at its current price? In sort of that $73-$74 range, had you not done this deal and executed a large buyback, what do you think that IRR would have been on that purchase price?

Rick Johnson:         We typically look at it as just a return of capital and
                      whatever our cost of capital would be, which is about a 10% return.

                      The other thing to keep in mind is that's just a one time event, it's not an opportunity to grow the franchise, which we get with this transaction at a 15% return.

                      So I think overall, I would say, one, you've got the hurdle from 10 up to 15, and secondly, you got the opportunity to grow the company from there.

Ed Najarian:          Okay, so putting growth assumptions aside in terms of any
                      kind of extra growth that Mercantile brings you from a franchise value standpoint, or strategic standpoint, you are estimating the IRR of your buyback at only about 10%. Is that correct?

Rick Johnson:         That's correct.

Ed Najarian:          Okay, thanks.

Operator:             Your next question comes from David Hilder.

Jim Rohr:             Hi, David.

David Hilder:         Hi, good morning. Most of my questions have been asked.
                      One remaining is that you've projected a closing of the first quarter of '07. Given where we are on the calendar, is that more likely to be toward the end of the first quarter than the beginning?

Jim Rohr:             I would think so. Yes.

David Hilder:         And again, just on the redeployment of the Mercantile
                      portfolio, Rick, you suggested very little execution risk because you're just marking it to market, and then redeploying it. No, if you will, no fancier methodology?

Rick Johnson:         No, not at all. As a matter of fact, you know, we plan to
                      maintain the duration of equity in the business as they have in the portfolio that they have. That does not include anything with respect to extending our asset base at all.

                      So, the whole position that we've talked about around PNC being positive one year duration of equity, we still have that opportunity to expand as we go through the rate cycle and the easing. And Mercantile complements that terrifically.

David Hilder:         Great, thanks for that clarification.

Bill Callihan:        Next question, please.

Operator:             Your next question comes from Peter Monaco.

Jim Rohr:             Hi, Peter.

Peter Monaco:         Good morning, thanks for your time. Could I ask you to
                      just, please, be a little more precise about what your capacity and appetite for buyback are in the coming year or so?

                      It seems pretty clear that the windfall from the BlackRock transaction has been spoken for. That said, you presumably will earn at a high level over the next year.

                      So help us, please, think about capacity and appetite for buyback when you also incorporate earnings to be generated into the equation.

Rick Johnson:         Okay.  I think - let me respond in two ways. One is, the
                      calculation that we have right here is merely to say what will be the impact of this transaction, assuming we did not have a substantial amount of buyback in addition to that.

                      I think our capital strategy, which is to manage the company at 5.25% to 5.5% will continue. So I would say, over time, obviously, depending on our earnings growth and balance sheet growth and so on, we'll be adjusting our buyback plan to target a 5.25% to 5.5% tangible common equity ratio.

Jim Rohr:             We'll also look at the dividend as well, as you know, in
                      order to think about how we might return capital to the shareholders.

Peter Monaco:         Thanks a lot.

Bill Callihan:        Next question, please?

Operator:             Your next question comes from Bob Hughes.

Bob Hughes:           Hi, good morning, I've got two questions.

Jim Rohr:             Morning.

Bob Hughes:           First - good morning. Ned, I know there was some question
                      asked about consolidating the affiliates - not so concerned about the charters or anything else, but what kind of plan do you have for dismantling say the management teams and advisory boards, or how do you handle that?

Ned Kelly:            Well, as you know, Bob, there in fact, they are actual
                      boards of directors just to be clear, you know, that are with each of those affiliates. My strong suspicion, Jim and I have not talked about this in detail is that a number of them may very well become members of advisory boards in connection with specific regions.

                      Moreover, based on my conversations with Jim, as you know, we have some very, very good affiliate CEOs. And part of the reason we went through the consolidation was to ensure that they, in fact, had a broader palette, if you will, in which to paint.

                      I think the fact that given this deal with PNC, they're going to see that that's the case. And based again on my conversations with Jim, I think there are going to be substantial roles for those affiliate managers going forward given the limited overlap between us and them.

                      And frankly, even in areas where there's overlap, I think my people are going to have big opportunities with a much broader array of products and services to offer, which always makes any banker happy.

Jim Rohr:             I couldn't agree with you more, Ned. We've been very
                      successful with regional presidents having a tremendous amount of responsibility for the customer in the marketplace, which is the majority of what Ned's CEOs do right now.

                      And in all of our markets, we have advisory boards and basically, they're very active people in the communities, and help us tremendously with our customers and charitable contributions and various kinds of involvements.

                      One thing that happens is the advisory board members don't have legal liability like the charter directors do. And we found out that's a fairly positive aspect from their point of view.

Bob Hughes:           Okay, and the follow up is, Jim, I think we'd all like to
                      hear how it is that you guys missed that the net income numbers in IBES for (unintelligible) call for

                      29% growth? Because that obviously calls into your question your IRR calculations, do you have any other explanation?

Jim Rohr:             I don't have that answer to that question.

Rick Johnson:         We were just looking at those figures. What's probably
                      wrong here is the '07 IBES number because if you think of what Mercantile has delivered in the first six months, it's $144 million in net income.

                      Presuming they continue to deliver at a pace reasonable to that, I'm not going to sit here and comment on their earnings (unintelligible) for the year.

Ned Kelly:            And, Bob, as you know, I never comment on IBES, never
                      have, won't do it still now. But if you look at it on the face of it, it looks like there's a mistake with '07 because the fact is that at $280 in suggested earnings, at least based on what you (unintelligible) are going to be down in '07. That's what generates it.

Rick Johnson:         Yes.

Bob Hughes:           Okay, thanks.

Ned Kelly:            Not the 360 number, it's the 280 number.

Bob Hughes:           Right.

Rick Johnson:         That's correct.

Jim Rohr:             I like that answer better than other ones we could have
                      had.

Bill Callihan:        Next question, please.

Operator:             Your next question comes from Nick Elfner.

Jim Rohr:             Hi, good morning.

Nick Elfner:          Hi, good morning. Just a question regarding PNC
                      bondholders, what do you see as the one or two principal benefits of this transaction for them?

                      And do you have any expectations regarding your credit ratings going forward?

Rick Johnson:         Well, I think two things. One is we have spoken to the
                      rating agencies. And they found the transaction very appealing. They were very impressed with the franchise that we're purchasing across the board.

                      I think in terms of what they like the most, it's a diversification of the customer base that PNC has. The ability to take advantage of products and technology across the Mercantile platform.

                      And the fact that, you know, it also diversifies many of the things we talked about in terms of our earning stream. And still maintains the strengths of what PNC brings to bear in terms of a strong fee base of income, as well as a strong capital base.

Jim Rohr:             If you think about it really from a bondholder's point of
                      view, the credit quality that Mercantile brings, the interest rate risk neutrality that Mercantile brings, the capital that Mercantile brings, the diversification to the franchise, and the remarkably high component of demand deposits.

                      This is a very high quality franchise that's being added to a high quality franchise. I think the bondholders ought to be delighted.

Nick Elfner:          Thank you.

Bill Callihan:        As you can imagine, it's a busy day for the team here. We
                      have time to take one more question. So operator, we have one last question.

Operator:             Your last question comes from Jason Eisen.

Jim Rohr:             Hello, Jason.

John McDonald:        Hey Bill, it's John McDonald calling.

Bill Callihan:        Okay.

Jim Rohr:             Hi, John.

Rick Johnson:         Hello, John.

John McDonald:        Rick, could you clarify your answer to Jason Goldberg on
                      the consensus? So, the consensus is 5% too high because of the buybacks, but you incorporated that into your calculation of dilution? Or you didn't?

Rick Johnson:         No. We basically took the consensus, okay, that was
                      printed and then did all the other calculations of financing cost, cost saves, everything else related to determining accretion dilution, additional shares issued off of those numbers, and based upon that, we will be accretive in the second year.

John McDonald:        Okay, on the first year...

Rick Johnson:         We're not - I think the thing I want to be clear of is not giving guidance as it relates to '07 and '08. But we are saying is if the current estimates that are out there are correct, then we will be accretive to those estimates.

John McDonald:        And you're saying, your view is that they embedded a 5%
                      buyback?

Rick Johnson:         That's what the best we can tell. It looks at though there was a 5% buyback over two years embedded in those numbers.
                      That's correct.

John McDonald:        Okay, thank you.

Bill Callihan:        Okay, thank you all. I don't know, Jim, do you have any
                      final comments?

Jim Rohr:             Thank you very much. We really appreciate you joining us
                      this morning. It's a very exciting time for us, a wonderful franchise that's being created here in the mid-Atlantic states. And we think it's a great investment opportunity. Thank you very much.

Ned Kelly:            Thank you.

Rick Johnson:         Thank you.

                                       END
ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza P.O. Box 1477, Baltimore, Maryland 21203,
Attention: Investor Relations.

The directors, executive officers, and certain other members of management and employees of Mercantile Bankshares are participants in the solicitation of proxies in favor of the merger from the shareholders of Mercantile Bankshares. Information about the directors and executive officers of Mercantile Bankshares is set forth in the proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.